September 18, 2025

Hunter Horsley
President and Treasurer
Bitwise XRP ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, California 94104

       Re: Bitwise XRP ETF
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-282465
Dear Hunter Horsley:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Prospectus Summary
The Trust's Fees and Expenses, page 5

2. Please revise to clarify whether the Sponsor will assume the fees of the XRP Trading
       Counterparties in connection with the purchase and sale of XRP under the Trust-
       Directed Trade Model.
 September 18, 2025
Page 2
Risk Factors
Risks Associated with XRP and the XRP Ledger
XRP is a relatively new technological innovation with a limited operating history, page 17

3. To provide context for this risk, please specifically state how long XRP has been traded, and how long it has been traded in the United States.
The significant holdings of XRP by Ripple Labs and other early stakeholders, page 18

4. Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris
       Larsen.
If a malicious actor obtains control of more than 80% of the validating nodes on the XRP
Ledger, page 25

5. Here, or in an appropriate place, please address the April 2025 malware attack on the
       JavaScript library for the XRP Ledger.
XRP, XRP Market and Regulation of XRP, page 62

6.     Please revise this section to address the following:
           Further discuss the role of Ripple Labs and the XRP Ledger Foundation within the XRP ecosystem.
           Disclose the nature and number of decentralized applications developed on the
           XRP Ledger, as well as active developers, to the extent known. The Trust and XRP Prices
Purchase and Sale of XRP
Trust-Directed Trade Model, page 71

7. Please clarify whether, and to what extent, any of the XRP Trading Counterparties are affiliated with, or have any material relationships with, any of the Authorized
       Participants.
The CME CF XRP - Dollar Reference Rate - New York Variant, page 72

8. We do not see disclosure regarding a license agreement with the Benchmark Provider.
       Please tell us whether you intend to enter into an agreement with the Benchmark
       Provider prior to effectiveness, and, if not, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing
       Benchmark calculated by the Benchmark Provider.
Calculation of NAV, page 76

9. Please address the following points in your next amendment and/or response letter, as applicable:
           With a view towards revised disclosure, please tell us whether you have agreements with any third parties for use of their valuation methods. We may have further comments based upon your response and any revisions. Please revise your disclosure to state whether you have an agreement with a
           Secondary Source. To the extent that you have identified a Secondary Source that
 September 18, 2025
Page 3

           you intend to use, please identify the Secondary Source and describe how the value of XRP is calculated by the valuation methods of the Secondary Source. To the extent that you do not yet have plans related to which Secondary Source you will use, please so state. Also, please revise to provide examples of the "available data" the Sponsor will consider to determine the fair price of XRP if the Pricing
           Benchmark, the Secondary Source or the principal market price are unavailable or deemed unreliable.
Creation and Redemption of Shares
Creation Procedures, page 97

10. Please revise the third paragraph of this section to address XRP rather than Solana.
Suspension or Rejection of Redemption Orders, page 100

11. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.
Governing Law; Consent to Delaware Jurisdiction, page 108

12. We note the statement on page 108 that each Shareholder consents "to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in
       Delaware" and that, pursuant to the Trust Agreement, such clause "shall not apply to causes of action for violations of U.S. federal or state securities laws." Please direct us to the portion of the Trust Agreement that contains these provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Richard J. Coyle, Esq.